Exhibit 99.1

DigiAsia Corp. reports strong Full Year 2023, 2024 Financial update, and provides positive 2025 guidance on its core business

Indonesia’s leading B2B Fintech Provider continues its sustainable high growth with record total payment volumes, double-digit revenue growth and extended profitability.

$74 Million in revenue for FY2023, growing to $101 Million in FY2024, in line with original guidance.

Small EBITDA gap of -$0.14 Million in FY2023 and -$0.07 projection for 2024, with both years impacted by one-time costs of company public listing and restructuring.

Initial FY2025 guidance for Indonesian core business remains very positive with a revenue growth by +24% to $125 Million and fully profitable with EBITDA of $12 Million.

NEW YORK, April 1, 2025 -- DigiAsia Corp. (NASDAQ: FAAS) (“DigiAsia” or the “Company”), the leading Fintech as a Service (FaaS) ecosystem provider in Indonesia, today provided audited results for the fiscal year ended December 31,2023 and unaudited financial updates for the fiscal year ended December 31, 2024. A first financial guidance for the fiscal year 2025 was given as well. Strategic investors in DigiAsia includes Mastercard (NYSE:MA).

The Company made its debut on the Nasdaq in April of 2024. The full year 2023 and 2024 financial results validate DigiAsia’s growth trajectory and confirm the core business fundamentals as the foundation to fuel future growth. Situated in Southeast Asia’s largest and thriving digital economy, DigiAsia provides and manages end-to-end white label fintech solutions across Payments, Banking and Lending. These fintech solutions enable its enterprise customers to streamline core digital commerce processes across their value chains, connecting manufacturers & suppliers with distributors, merchants and consumers.

DigiAsia’s B2B2X business model for the emerging market is the blueprint for accelerating growth and profitability. Its unique FaaS Ecosystem of a full set of digital financial products, combined with ownership of all critical fintech and banking licenses and an extensive base of 1.2 million merchants as digital access points for its clients allows DigiAsia to profitably attract and retain business customers.

DigiAsia services more than 70 of Indonesia’s leading enterprises, including but not limited to the top 3 Telcos, the top 10 banks, the top 2 FMCG distributors, the top 2 convenience retail stores, the top 3 international money transfer providers and one of the top 3 ride hailing service providers.

Double-digit revenue growth driven by core products and a broad customer and merchant base:

●	FY24 revenues of $101 million (+36% vs FY23), FY23 revenues of $74 million (+73% vs FY22).
●	Record TPV of $6.7 billion for FY2024, compared to $4.9 billion for FY2023. Driven by 726 million transactions with a growing value per transaction ($0.071, +25% vs year ago).
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Payment products (wallets, supply chain payments, remittance) are the significant contributors to revenue (representing 80% of FY24 revenues), the Company expects this will be augmented by growing demand in Banking products.

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Broad enterprise customer base, totaling 70 by end of FY2024, supported by a large active base of 1.2 million merchants to serve as their digital acceptance points. Notable new customers include Tokopedia, Indonesia’s largest ecommerce company, Home Credit, Indonesia’s leading consumer financing company and Jalin, Indonesia’s largest ATM network operator.

Extended operational profitability, pathway to positive EBITDA:

●	Narrowing EBITDA loss to $(0.07) million in FY24 despite one-time listing-related costs, reflecting increasing revenues and steady progress to reduce costs.
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The Company is making significant strides in improving EBITDA, with one-time costs of approximately $2.0 million in 2023 related to the Company’s ESOP program and $5.0 million in 2024 related to the go-public event.

●	Positive FY24 Adjusted EBITDA of $4.0 million - doubling vs $2.0 million in FY23, profitable operations and continuous cost discipline.

Strong core business drives FY25 outlook with continued high growth and positive EBITDA:

●	Initial FHY2025 revenue guidance of $125 million (+24% vs FY24), driven by strong customer demand and increasing transaction volumes and values.
●	Cost discipline initiatives in FY2025 will limit future Sales and Marketing expenditures.
●	Company will have EBITDA positive with $12.0 million.
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Introduction of strategic initiatives in new cross-border payments products and NVIDIA-backed AI Fintech datacenter deployments (“GPU-as-a-Service”) will likely provide additional revenue and profitability momentum in FY2025 and will be reflected in future financial guidance.

Lock up period extension for investors

●	Most recently, the board has decided to pass a resolution to extend the lock ups of all existing insider and sponsor shareholders pro rata by another 90 to 180 days.

Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning DigiAsia and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. DigiAsia cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world including those discussed in DigiAsia’s Form 20-F under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and DigiAsia specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Investor Contact:

DigiAsia Corp

Email: investor.relation@digiasia.asia